Exhibit 99.1

Teva Reports Third Quarter 2014 Results

  Revenues of $5.1 billion, in line with the third quarter of 2013. Excluding the impact of the divestment of the U.S. OTC plants and of foreign exchange fluctuations, sales grew organically by 2%.
  Non-GAAP operating income of $1.5 billion, an increase of 13% from the third quarter of 2013. GAAP operating income of $1.1 billion, up 39%.
  Non-GAAP net income of $1.1 billion, an increase of 6%. GAAP net income of $876 million, up 23%.
  Non-GAAP diluted EPS of $1.32, an increase of 4%. GAAP diluted EPS of $1.02, up 21%.
  Strong cash flow from operations of $1.4 billion, an increase of over 200% compared to the third quarter of 2013.
  Generic medicine profitability improved 40% to reach $556 million.
  EPS guidance for full-year 2014 raised to $5.00-5.10, from $4.90-5.10.
  Company increases its share repurchase program to $3 billion, with purchases to commence promptly; represents an increase of $1.7 billion to the existing program.

JERUSALEM--(BUSINESS WIRE)--October 30, 2014--Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) today reported results for the quarter ended September 30, 2014.

“The effort we have put forth thus far in 2014 towards solidifying our foundation to drive organic growth is reflected in our strong third quarter results. We delivered improvement in profitability in all businesses, particularly in global generics, which saw profitability increase by 40% year over year. The quarter results are an important example of Teva’s commitment to strengthen our global leadership position in generics, fully execute our cost reduction program, and focus on cash and cash flow generation. We also remain fully committed to transform and simplify our operational network and make quality a competitive competency for us,” stated Erez Vigodman, President & CEO of Teva.

“We recently announced our strategic decision to focus our therapeutic areas, and, at the same time, we continue to see progress in both the development and commercialization efforts of new specialty products including our NDA for hydrocodone bitartrate ER tablets, which was accepted by the U.S. Food and Drug Administration. Our pipeline is poised to deliver significant long-term value and we will continue the efforts to further deepen and develop it.”

Erez Vigodman continued, “We are well positioned to achieve our goals for 2014. Additionally, our Board of Directors has approved to resume and increase our share repurchase program. Leveraging our strong cash flow, we will continue to focus on creating value through a balanced approach to capital allocation via dividend distribution and share repurchases while continuing to pursue strategic business development opportunities.”

Generic Medicine Segment
	Generics
	Three Months Ended September 30,
	2014		2013
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,432	100.0%	$2,489	100.0%
Gross profit	1,078	44.3%	984	39.5%
R&D expenses	134	5.5%	119	4.8%
S&M expenses	388	16.0%	469	18.8%
Segment profitability*	$556	22.9%	$396	15.9%

*	Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.
The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Generic Medicine Revenues

Generic medicine revenues in the third quarter of 2014 amounted to $2.4 billion, a decrease of 2%, or 1% in local currency terms, compared to the third quarter of 2013.

Generic revenues consisted of:

  U.S. revenues of $1.1 billion, a decrease of 1% compared to the third quarter of 2013. The decrease resulted mainly from a decline in sales of amphetamine salts (the generic equivalent of Adderall®) and the loss of exclusivity of niacin ER (the generic equivalent of Niaspan®). This decrease was largely offset by sales of products sold in the third quarter of 2014 that were not sold in the third quarter of 2013, the most significant of which were capecitabine (the generic equivalent of Xeloda®) and omega-3-acid ethyl esters (the generic equivalent of Lovaza®), as well as entecavir (the generic equivalent of Baraclude®), which was launched exclusively during the third quarter of 2014.
  European revenues of $757 million, a decrease of 3%, or 4% in local currency terms, compared to the third quarter of 2013. The decrease resulted mainly from our strategy of pursuing profitable and sustainable business in the region, with a significant decrease in Spain partially offset by increases in certain other markets. This strategy has continued to lead to notable improvements in the profitability of our European generics business.
  ROW revenues of $551 million, a decrease of 3%, but an increase of 4% in local currency terms, compared to the third quarter of 2013. The increase in local currency terms was mainly due to higher revenues in Latin America and Canada, which were partially offset by lower revenues in other ROW markets.
  API sales to third parties of $185 million (which is included in the market revenues above), an increase of 9%, or 10% in local currency terms, compared to the third quarter of 2013. The increase resulted from higher sales mainly in our ROW markets.

Generic medicine revenues comprised 48% of our total revenues in the quarter, down from 49% in the third quarter of 2013.

Generic Medicine Gross Profit

Gross profit from our generic medicine segment in the third quarter of 2014 amounted to $1.1 billion, an increase of $94 million, or 10%, compared to the third quarter of 2013. Gross profit margin for our generic medicine segment in the third quarter of 2014 increased to 44.3%, from 39.5% in the third quarter of 2013. The higher gross profit was mainly a result of lower expenses related to production, higher revenues from our API business and higher gross profit due to the change in the composition of revenues, as well as the impact of our efficiency measures.

Generic Medicine Profitability

Profitability of our generic medicine segment amounted to $556 million in the third quarter of 2014, an increase of 40% compared to $396 million in the third quarter of 2013. Generic medicine profitability as a percentage of generic medicine revenues was 22.9% in the third quarter of 2014, up from 15.9% in the third quarter of 2013. The increase was primarily due to higher gross profit coupled with a reduction in S&M expenses, partially offset by higher R&D expenses.

Specialty Medicine Segment
	Specialty
	Three Months Ended September 30,
	2014		2013
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,176	100.0%	$2,071	100.0%
Gross profit	1,890	86.9%	1,788	86.3%
R&D expenses	223	10.2%	221	10.7%
S&M expenses	473	21.7%	445	21.5%
Segment profitability*	$1,194	54.9%	$1,122	54.2%

*	Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.
The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Specialty Medicine Revenues

Specialty medicine revenues in the third quarter of 2014 amounted to $2.2 billion, an increase of 5% compared to the third quarter of 2013. U.S. specialty medicine revenues amounted to $1.5 billion, up 2% compared to the third quarter of 2013. European specialty medicine revenues amounted to $467 million, an increase of 2%, or 1% in local currency terms, compared to the third quarter of 2013. ROW specialty medicine revenues amounted to $176 million, up 71%, or 81% in local currency terms, compared to the third quarter of 2013.

Specialty medicine revenues comprised 43% of our total revenues in the quarter, compared to 41% in the third quarter of 2013.

The increase in specialty medicine revenues from the third quarter of 2013 was primarily due to higher sales of our CNS and oncology products, which were partially offset by lower revenues of other specialty medicines.

The following table presents revenues by therapeutic area and key products for our specialty medicine segment for the three months ended September 30, 2014 and 2013:

	Three Months Ended		Percentage
	September 30,		Change
	2014	2013	2014 - 2013
	U.S. $ in millions
CNS	$1,440	$1,362	6%
Copaxone®	1,107	1,052	5%
Azilect®	103	93	11%
Nuvigil®	94	87	8%
Oncology	299	251	19%
Treanda®	180	184	(2%)
Respiratory	218	235	(7%)
ProAir®	111	112	(1%)
Qvar®	64	69	(7%)
Women's Health	137	134	2%
Other Specialty	82	89	(8%)
Total Specialty Medicines	$2,176	$2,071	5%

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Global sales of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, amounted to $1.1 billion, an increase of 5% compared to the third quarter of 2013.

In the United States, sales of Copaxone® amounted to $800 million, in line with sales in the third quarter of 2013. At the end of the third quarter of 2014, according to September 2014 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 28.3% and 32.2%, respectively. Copaxone® 40 mg/mL accounted for 55% of total Copaxone® prescriptions.

Sales outside the United States amounted to $307 million, an increase of 21%, or 24% in local currency terms, compared to the third quarter of 2013. The increase is a result of the timing of a tender in Russia, partially offset by lower revenues in other markets.

Our global Azilect® revenues amounted to $103 million, an increase of 11% compared to the third quarter of 2013, while global in-market revenues increased 6% to $129 million. The increase in our sales reflects volume growth and price increases in the United States, as well as volume growth in Europe.

Sales of our oncology products amounted to $299 million in the third quarter of 2014, an increase of 19% compared to the third quarter of 2013. The increase resulted primarily from sales of our recently launched G-CSF products, Lonquex® and Granix®. Sales of Treanda® amounted to $180 million in the third quarter of 2014, compared to $184 million in the third quarter of 2013.

Sales of our respiratory products amounted to $218 million in the third quarter of 2014, a decrease of 7% compared to the third quarter of 2013. ProAir® revenues amounted to $111 million in the third quarter of 2014, down 1% compared to the third quarter of 2013, mainly due to pricing variances, largely offset by volume growth. Qvar® revenues amounted to $64 million in the third quarter of 2014, a decrease of 7% compared to the third quarter of 2013, due to pricing variances. Following EMA approval in April 2014, DuoResp Spiromax® for the treatment of asthma and COPD, was launched in the U.K., Norway, Sweden and Ireland during the quarter.

Specialty Medicine Gross Profit

Gross profit from our specialty medicine segment amounted to $1.9 billion in the third quarter of 2014, an increase of $102 million compared to the third quarter of 2013.

Gross profit margin for our specialty medicine segment in the third quarter of 2014 was 86.9%, compared to 86.3% in the third quarter of 2013.

Specialty Medicine Profitability

Profitability of our specialty medicine segment amounted to $1.2 billion in the third quarter of 2014, an increase of 6% compared to the third quarter of 2013, mainly due to higher revenues and partially offset by higher S&M expenses in connection with new product launches.

Specialty medicine profitability as a percentage of segment revenues was 54.9% in the third quarter of 2014, up from 54.2% in the third quarter of 2013.

The following tables present details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended September 30, 2014 and 2013:

Multiple Sclerosis
	Three months ended September 30,
	2014		2013
	U.S.$ in millions / % of MS Revenues

Revenues	$1,107	100.0%	$1,052	100.0%
Gross profit	991	89.5%	943	89.6%
R&D expenses	23	2.1%	18	1.7%
S&M expenses	104	9.4%	127	12.1%
MS profitability	$864	78.0%	$798	75.9%

Other Specialty
	Three months ended September 30,
	2014		2013
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,069	100.0%	$1,019	100.0%
Gross profit	899	84.1%	845	82.9%
R&D expenses	200	18.7%	203	19.9%
S&M expenses	369	34.5%	318	31.2%
Other Specialty profitability	$330	30.9%	$324	31.8%

The data presented have been conformed to reflect the revised classification of certain of our products for all periods.

Other Activities

Our OTC revenues related to PGT amounted to $224 million, an increase of 1% compared to $222 million in the third quarter of 2013. In local currency terms, revenues increased by 7%. The increase in local currency terms was mainly due to higher sales in Russia and Latin America, partially offset by lower sales in Europe. PGT’s in-market sales amounted to $372 million in the third quarter of 2014, a decrease of $2 million compared to the third quarter of 2013. This decrease was due to lower sales in Europe, partially offset by higher sales in Latin America and Asia.

Our revenues from OTC products in the third quarter of 2014 amounted to $225 million, compared to $286 million in the third quarter of 2013. The decline was mainly due to the sale of our U.S. OTC plants, previously purchased from P&G, back to P&G in July 2014.

Other revenues amounted to $225 million in the third quarter of 2014, mostly from the distribution of third-party products in Israel and Hungary, up 6% compared to the third quarter of 2013.

Key Metrics for the Third Quarter 2014

Non-GAAP information: Net non-GAAP adjustments in the third quarter of 2014 amounted to $258 million. Non-GAAP net income and non-GAAP EPS for the quarter are adjusted to exclude the following items:

  Amortization of purchased intangible assets totaling $242 million, of which $239 million is included in cost of goods sold and the remaining $3 million in selling and marketing expenses;
  Impairment of long lived assets of $151 million;
  Income in connection with legal settlements and loss contingencies of $122 million;
  Costs associated with cancellation of R&D projects of $52 million;
  Branded prescription drug fee of $40 million;
  Restructuring and other expenses of $23 million;
  Regulatory actions taken in facilities of $13 million; and
  Related tax benefit of $141 million.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Exchange rate differences between the third quarter of 2014 and the third quarter of 2013 decreased our revenues by $57 million and reduced our operating income (both non-GAAP and GAAP) by $26 million.

Non-GAAP gross profit was $3.1 billion in the third quarter of 2014, up 4% from the third quarter of 2013. Non-GAAP gross profit margin was 60.6% in the third quarter of 2014, compared to 58.0% in the third quarter of 2013. GAAP gross profit was $2.8 billion in the third quarter of 2014, compared to $2.6 billion in the third quarter of 2013. GAAP gross profit margin was 55.5% in the quarter, compared to 52.0% in the third quarter of 2013.

Research and Development (R&D) expenditures (excluding costs associated with cancellation of R&D projects) in the third quarter of 2014 amounted to $360 million, compared to $348 million, in the third quarter of 2013. R&D expenses were 7.1% of revenues in the quarter, compared to 6.9% in the third quarter of 2013. R&D expenses related to our generic medicine segment amounted to $134 million in the third quarter of 2014, an increase of 13% compared to $119 million in the third quarter of 2013, mainly due to higher expenses associated with the development of complex and high-barrier generic products and with the development of generic products for the U.S. market. R&D expenses related to our specialty medicine segment amounted to $223 million in the third quarter of 2014, an increase of 1% compared to $221 million in the third quarter of 2013.

Selling and Marketing (S&M) expenditures (excluding amortization of purchased intangible assets and branded prescription drug fee) amounted to $907 million, or 17.9% of revenues, in the third quarter of 2014, compared to $961 million, or 19.0% of revenues in the third quarter of 2013. S&M expenses related to our generic medicine segment amounted to $388 million in the third quarter of 2014, a decrease of 17% compared to $469 million in the third quarter of 2013, mainly due to lower expenses in Europe, Russia and Japan as well as lower royalty payments in the United States. This decrease reflects our ongoing cost reduction efforts. S&M expenses related to our specialty medicine segment amounted to $473 million, an increase of 6% compared to $445 million in the third quarter of 2013. The increase was primarily due to higher expenditures related to our launches of DuoResp Spiromax®, Lonquex®, Granix® and Adasuve®, as well as preparation for additional product launches planned for the remainder of 2014.

General and Administrative (G&A) expenditures amounted to $293 million in the third quarter of 2014, or 5.8% of revenues, compared with $297 million, or 5.9% of revenues, in the third quarter of 2013.

Quarterly non-GAAP operating income was $1.5 billion in the third quarter of 2014, an increase of 13% compared to the third quarter of 2013. Quarterly GAAP operating income was $1.1 billion in the third quarter of 2014, compared to $0.8 billion in the third quarter of 2013.

Non-GAAP financial expenses amounted to $77 million in the third quarter of 2014, compared to $71 million in the third quarter of 2013. GAAP financial expenses for the third quarter of 2014 amounted to $84 million, compared to $76 million in the third quarter of 2013.

The provision for non-GAAP tax for the third quarter of 2014 amounted to $301 million on pre-tax non-GAAP income of $1.4 billion, for a quarterly tax rate of 21.1%. The provision for tax in the third quarter of 2013 was $185 million on pre-tax income of $1.3 billion, or 14.7%. GAAP tax expenses for the third quarter of 2014 amounted to $160 million on pre-tax income of $1.0 billion, for a quarterly GAAP tax rate of 15.6%. In the third quarter of 2013, tax expenses amounted to $12 million on pre-tax income of $725 million.

The increase in our quarterly tax rate mainly reflects the lapse of our tax exemptions under the previous Israeli tax incentives regime in 2013. Our profits in Israel are now generally subject to a tax rate of 9%.

Non-GAAP net income and non-GAAP diluted EPS were $1.1 billion and $1.32, respectively, in the third quarter of 2014, an increase of 6% and 4%, respectively, compared to the third quarter of 2013. GAAP net income and GAAP diluted EPS were $876 million and $1.02, respectively, in the third quarter of 2014, compared to $711 million and $0.84, respectively, in the third quarter of 2013.

Cash flow from operations generated during the third quarter of 2014 amounted to $1.4 billion, compared to $0.4 billion in the third quarter of 2013. The increase was mainly due to lower payments related to legal settlements in the third quarter of 2014. Free cash flow, excluding net capital expenditures and dividends amounted to $924 million, an increase of $958 million from the third quarter of 2013.

Cash and investments at September 30, 2014 amounted to $1.8 billion.

For the third quarter of 2014, the weighted average outstanding shares for the fully diluted earnings per share calculation was 861 million on both a GAAP and non-GAAP basis. At September 30, 2014, the outstanding shares for calculating Teva's market capitalization were approximately 855 million.

Shareholders’ equity was $23.7 billion at September 30, 2014, compared to $23.6 billion at June 30, 2014. The increase primarily reflects GAAP net income of $0.9 billion, partially offset by a negative impact of $0.7 billion due to currency fluctuations.

Dividend and Share Repurchase Program

The Board of Directors, at its meeting on October 28, 2014, declared a cash dividend for the third quarter of 2014 of NIS 1.21 per share (approximately 32.1 cents according to the rate of exchange on October 28, 2014).

The record date will be November 17, 2014, and the payment date will be December 2, 2014. Tax will be withheld at a rate of 15%.

The Company announced today that, as authorized by the Board of Directors, it will increase its share repurchase program by $1.7 billion to $3 billion. The program has no time limitations. The Company intends to begin purchasing shares promptly.

Updated 2014 Financial Outlook

We are updating our 2014 full-year financial outlook, including non-GAAP diluted EPS guidance of $5.00-5.10 compared to $4.90-5.10 as announced in July 2014. See detailed guidance below.

2014 Non-GAAP Guidance: Exclusive Copaxone® Scenario
	Original Guidance December 2013	Updated Guidance* October 2014
Net revenues ($B)	19.9 - 20.8	20.0 - 20.3
Gross profit (%)	58% - 60%	59% - 60.5%
R&D expenses ($B)	1.30 - 1.45	1.4
S&M expenses ($B)	4.00 - 4.10	3.70 - 3.80
G&A expenses ($B)	1.2	1.2
Operating income ($B)	5.35 - 5.65	5.65 - 5.75
Finance expenses ($M)	310 - 350	310 - 330
Tax (%)	19% - 20%	19% - 20%
Number of shares (M)	840 - 850	856 - 862
EPS ($)	4.80 – 5.10	5.00 - 5.10
Cash flow from operations ($B)	3.0	4.5
*	The introduction of AB-rated generic competition to Copaxone® could reduce operating income by $40-50 million per month.

Conference Call

Teva will host a conference call and live webcast to discuss its results for the third quarter of 2014 and overall business environment on Thursday, October 30, 2014, at 8:00 a.m. EST. A Question & Answer session will follow this discussion.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-877-391-1148; Canada 1-866-992-3017 International +44(0) 1452-580733; Israel 1-809431559, passcode: 13650976.

A live webcast of the call will also be available on Teva's website at: http://ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until December 11, 2014, 8:00 a.m. EST by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44 (0) 1452-550000; passcode: 13650976#.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients.

Headquartered in Israel, Teva is the world's leading generic drug maker, with a global product portfolio of more than 1,000 molecules, sold in more than 100 countries, and with a direct presence in about 60 countries. Teva's specialty medicine businesses focus on CNS, including pain, respiratory, oncology, and women's health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our new 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicine; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Consolidated Statements of Income
(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended		Nine months ended
		September 30,		September 30,
		2014	2013	2014	2013
Net revenues		5,058	5,059	15,104	14,884
Cost of sales		2,249	2,429	6,937	7,071
Gross profit		2,809	2,630	8,167	7,813
Research and development expenses		412	348	1,109	1,016
Selling and marketing expenses		950	971	2,855	2,948
General and administrative expenses		293	297	897	923
Legal settlements and loss contingencies		(122)	47	(67)	1,509
Impairments, restructuring and others		164	166	364	328
Operating income		1,112	801	3,009	1,089
Financial expenses – net		84	76	243	340
Income before income taxes		1,028	725	2,766	749
Income taxes		160	12	405	(157)
Share in losses of associated companies – net		5	7	13	30
Net income		863	706	2,348	876
Net loss attributable to non-controlling interests		(13)	(5)	(20)	(13)
Net income attributable to Teva		876	711	2,368	889

Earnings per share attributable to Teva:	Basic ($)	1.02	0.84	2.78	1.05
	Diluted ($)	1.02	0.84	2.76	1.04
Weighted average number of shares (in millions):	Basic	855	845	852	850
	Diluted	861	846	857	851

Non-GAAP net income attributable to Teva:*		1,134	1,072	3,226	3,050

Non-GAAP earnings per share attributable to Teva:	Basic ($)	1.33	1.27	3.79	3.59
	Diluted ($)	1.32	1.27	3.77	3.58

Weighted average number of shares (in millions):	Basic	855	845	852	850
	Diluted	861	846	857	851

* See reconciliation attached.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Unaudited)

	September 30,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	1,473	1,038
Accounts receivable	5,410	5,338
Inventories	4,591	5,053
Deferred income taxes	1,060	1,084
Other current assets	1,388	1,207
Total current assets	13,922	13,720
Other non-current assets	1,479	1,696
Property, plant and equipment, net	6,551	6,635
Identifiable intangible assets, net	5,936	6,476
Goodwill	18,720	18,981
Total assets	46,608	47,508

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,832	1,804
Sales reserves and allowances	5,578	4,918
Accounts payable and accruals	2,894	3,317
Other current liabilities	1,365	1,926
Total current liabilities	11,669	11,965

Long-term liabilities:
Deferred income taxes	1,229	1,247
Other taxes and long-term liabilities	1,222	1,273
Senior notes and loans	8,818	10,387
Total long-term liabilities	11,269	12,907
Equity:
Teva shareholders’ equity	23,633	22,565
Non-controlling interests	37	71
Total equity	23,670	22,636
Total liabilities and equity	46,608	47,508

Condensed Consolidated Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Operating activities:
Net income	863	706	2,348	876
Net change in operating assets and liabilities	182	(601)	(155)	609
Items not involving cash flow	379	339	1,182	936

Net cash provided by operating activities	1,424	444	3,375	2,421

Net cash used in investing activities	(528)	(299)	(1,103)	(831)

Net cash used in financing activities	(329)	(256)	(1,782)	(3,264)

Translation adjustment on cash and cash equivalents	(43)	14	(55)	(57)

Net change in cash and cash equivalents	524	(97)	435	(1,731)

Balance of cash and cash equivalents at beginning of period	949	1,245	1,038	2,879

Balance of cash and cash equivalents at end of period	1,473	1,148	1,473	1,148

Non GAAP reconciliation items
(Unaudited, U.S. Dollars in millions)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Amortization of purchased intangible assets - under cost of sales	239	290	756	838
Impairment of long-lived assets	151	131	208	195
Legal settlements and loss contingencies	(122)	47	(67)	1,509
Costs associated with cancellation of R&D projects	52	-	52	-
Branded prescription drug fee	40	-	40	-
Costs related to regulatory actions taken in facilities - under cost of sales	13	10	45	38
Restructuring and other expenses	13	35	156	133
Amortization of purchased intangible assets - under selling and marketing expenses	3	10	27	29
Accelerated Depreciation	3	6	10	6
Purchase of research and development in process	-	-	-	3
Financial expense	7	5	6	106
Corresponding tax benefit	(141)	(173)	(375)	(696)

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

		Nine months ended September 30, 2014				Nine months ended September 30, 2013
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	8,167	811	8,978	59.4%	7,813	882	8,695	58.4%
	Operating income (1)(2)	3,009	1,227	4,236	28.0%	1,089	2,751	3,840	25.8%
	Net income attributable to Teva (1)(2)(3)	2,368	858	3,226	21.4%	889	2,161	3,050	20.5%
	Earnings per share attributable to Teva - Diluted (4)	2.76	1.01	3.77		1.04	2.54	3.58

(1)	Amortization of purchased intangible assets		756				838
	Costs related to regulatory actions taken in facilities		45				38
	Accelerated depreciation		10				6
	Gross profit adjustments		811				882

(2)	Restructuring, acquisition and other expenses		248				136
	Impairment of long-lived assets		208				195
	Legal settlements and loss contingencies		(67)				1,509
	Amortization of purchased intangible assets		27				29
			416				1,869

	Operating income adjustments		1,227				2,751

(3)	Financial expense		6				106
	Tax benefit		(375)				(696)

	Net income adjustments		858				2,161

(4)	The weighted average number of shares was 857 and 851 million for the nine months ended September 30, 2014 and 2013, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share

		Three months ended September 30, 2014				Three months ended September 30, 2013
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues

	Gross profit (1)	2,809	255	3,064	60.6%	2,630	306	2,936	58.0%
	Operating income (1)(2)	1,112	392	1,504	29.7%	801	529	1,330	26.3%
	Net income attributable to Teva (1)(2)(3)	876	258	1,134	22.4%	711	361	1,072	21.2%
	Earnings per share attributable to Teva - Diluted (4)	1.02	0.30	1.32		0.84	0.43	1.27

(1)	Amortization of purchased intangible assets		239				290
	Costs related to regulatory actions taken in facilities		13				10
	Accelerated depreciation		3				6
	Gross profit adjustments		255				306

(2)	Impairment of long-lived assets		151				131
	Legal settlements and loss contingencies		(122)				47
	Restructuring and other expenses		105				35
	Amortization of purchased intangible assets		3				10
			137				223

	Operating income adjustments		392				529

(3)	Financial expense		7				5
	Tax benefit		(141)				(173)

	Net income adjustments		258				361

(4)	The weighted average number of shares was 861 million and 846 million for the three months ended September 30, 2014 and 2013, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

Segment Information
	Generics					Specialty
	Three months ended September 30,				Percentage Change	Three months ended September 30,				Percentage Change
	2014		2013		2014 - 2013	2014		2013		2014 - 2013
	U.S.$ in millions / % of Segment Revenues					U.S.$ in millions / % of Segment Revenues

Revenues	2,432	100%	2,489	100.0%	(2%)	2,176	100%	2,071	100.0%	5%
Gross Profit	1,078	44.3%	984	39.5%	10%	1,890	86.9%	1,788	86.3%	6%
R&D Expenses	134	5.5%	119	4.8%	13%	223	10.2%	221	10.7%	1%
S&M Expenses	388	16.0%	469	18.8%	(17%)	473	21.7%	445	21.5%	6%
Segment Profitability*	556	22.9%	396	15.9%	40%	1,194	54.9%	1,122	54.2%	6%

* Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.
The data presented has been conformed to reflect the revised classification of certain of our products for all periods.

Segment Information
	Generics					Specialty
	Nine months ended September 30,				Percentage Change	Nine months ended September 30,				Percentage Change
	2014		2013		2014 - 2013	2014		2013		2014 - 2013
	U.S.$ in millions / % of Segment Revenues					U.S.$ in millions / % of Segment Revenues

Revenues	7,345	100.0%	7,222	100.0%	2%	6,317	100.0%	6,174	100.0%	2%
Gross Profit	3,166	43.1%	2,924	40.5%	8%	5,501	87.1%	5,346	86.6%	3%
R&D Expenses	384	5.2%	351	4.9%	9%	664	10.5%	630	10.2%	5%
S&M Expenses	1,195	16.3%	1,419	19.6%	(16%)	1,456	23.0%	1,348	21.8%	8%
Segment Profitability*	1,587	21.6%	1,154	16.0%	38%	3,381	53.5%	3,368	54.6%	§

* Segment profitability consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.
The data presented has been conformed to reflect the revised classification of certain of our products for all periods.
§ Less than 0.5%.

Additional information

	Multiple Sclerosis
	Three months ended September 30,				Percentage Change
	2014		2013		2014 - 2013
	U.S.$ in millions / % of MS Revenues

Revenues	1,107	100.0%	1,052	100.0%	5%
Gross profit	991	89.5%	943	89.6%	5%
R&D expenses	23	2.1%	18	1.7%	28%
S&M expenses	104	9.4%	127	12.1%	(18%)
MS profitability	864	78.0%	798	75.9%	8%

	Other Specialty
	Three months ended September 30,				Percentage Change
	2014		2013		2014 - 2013
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	1,069	100.0%	1,019	100.0%	5%
Gross profit	899	84.1%	845	82.9%	6%
R&D expenses	200	18.7%	203	19.9%	(1%)
S&M expenses	369	34.5%	318	31.2%	16%
Other Specialty profitability	330	30.9%	324	31.8%	2%

We recently changed the classification of certain of our products.
The data presented has been conformed to reflect the revised classification for all periods.

Additional information

	Multiple Sclerosis
	Nine months ended September 30,				Percentage Change
	2014		2013		2014 - 2013
	U.S.$ in millions / % of MS Revenues

Revenues	$3,116	100.0%	$3,186	100.0%	(2%)
Gross profit	2,792	89.6%	2,850	89.5%	(2%)
R&D expenses	65	2.1%	59	1.9%	10%
S&M expenses	389	12.5%	367	11.5%	6%
MS profitability	2,338	75.0%	2,424	76.1%	(4%)

	Other Specialty
	Nine months ended September 30,				Percentage Change
	2014		2013		2014 - 2013
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$3,201	100.0%	$2,988	100.0%	7%
Gross profit	2,709	84.6%	2,496	83.5%	9%
R&D expenses	599	18.7%	571	19.1%	5%
S&M expenses	1,067	33.3%	981	32.8%	9%
Other Specialty profitability	1,043	32.6%	944	31.6%	10%

We recently changed the classification of certain of our products.
The data presented has been conformed to reflect the revised classification for all periods.

Reconciliation of our segment profitability
to Teva's consolidated income before income taxes

	Three months ended September 30,
	2014	2013
	U.S.$ in millions

Generic medicine profitability	556	396
Specialty medicine profitability	1,194	1,122
Total segment profitability	1,750	1,518
Profitability of other activities	47	109
Total profitability	1,797	1,627
Amounts not allocated to segments:
Amortization	242	300
General and administrative expenses	293	297
Legal settlements and loss contingencies	(122)	47
Impairments, restructuring and others	164	166
Other unallocated amounts	108	16
Consolidated operating income	1,112	801
Financial expenses - net	84	76
Consolidated income before income taxes	1,028	725

Reconciliation of our segment profitability
to Teva's consolidated income before income taxes

	Nine months ended September 30,
	2014	2013
	U.S.$ in millions

Generic medicines profitability	1,587	1,154
Specialty medicines profitability	3,381	3,368
Total segment profitability	4,968	4,522
Profitability of other activities	165	241
Total profitability	5,133	4,763
Amounts not allocated to segments:
Amortization	783	867
General and administrative expenses	897	923
Legal settlements and loss contingencies	(67)	1,509
Impairments, restructuring and others	364	328
Other unallocated amounts	147	47
Consolidated operating income	3,009	1,089
Financial expenses - net	243	340
Consolidated income before income taxes	2,766	749

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended September 30,		Percentage Change	Percentage Change
	2014	2013	2014 - 2013	2014 - 2013
	U.S. $ in millions			in local currencies
Generic Medicine
United States	$1,124	$1,137	(1%)	(1%)
Europe*	757	784	(3%)	(4%)
Rest of the World	551	568	(3%)	4%
Total Generic Medicine	2,432	2,489	(2%)	(1%)
Specialty Medicine
United States	1,533	1,508	2%	2%
Europe*	467	460	2%	1%
Rest of the World	176	103	71%	81%
Total Specialty Medicine	2,176	2,071	5%	5%
Other Revenues
United States	3	66	(95%)	(95%)
Europe*	184	194	(5%)	(3%)
Rest of the World	263	239	10%	14%
Total Other Revenues	450	499	(10%)	(7%)
Total Revenues	$5,058	$5,059	§	1%

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
The data presented has been conformed to reflect the revised classification of certain of our products for all periods.
§ Less than 0.5%.

Revenues by Activity and Geographical Area
(Unaudited)

	Nine Months Ended September 30,		Percentage Change	Percentage Change
	2014	2013	2014 - 2013	2014 - 2013
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$3,240	$2,997	8%	8%
Europe*	2,389	2,460	(3%)	(6%)
Rest of the World	1,716	1,765	(3%)	6%
Total Generic Medicines	7,345	7,222	2%	3%
Specialty Medicines
United States	4,482	4,485	§	§
Europe*	1,450	1,351	7%	4%
Rest of the World	385	338	14%	23%
Total Specialty	6,317	6,174	2%	2%
Other Revenues
United States	104	192	(46%)	(46%)
Europe*	597	578	3%	2%
Rest of the World	741	718	3%	6%
Total Other Revenues	1,442	1,488	(3%)	(2%)
Total Revenues	$15,104	$14,884	1%	2%

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
The data presented has been conformed to reflect the revised classification of certain of our products for all periods.
§ Less than 0.5%.

Revenues by Product line
(Unaudited)

	Three Months Ended September 30,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions

Generic Medicine	$2,432	$2,489	(2%)
API	185	170	9%
Specialty Medicine	2,176	2,071	5%
CNS	1,440	1,362	6%
Copaxone®	1,107	1,052	5%
Azilect®	103	93	11%
Nuvigil®	94	87	8%
Oncology	299	251	19%
Treanda®	180	184	(2%)
Respiratory	218	235	(7%)
ProAir®	111	112	(1%)
Qvar®	64	69	(7%)
Women's Health	137	134	2%
Other Specialty	82	89	(8%)
All Others	450	499	(10%)
OTC	225	286	(21%)
Other Revenues	225	213	6%
Total	$5,058	$5,059	§

We recently changed the classification of certain of our products.
The data presented has been conformed to reflect the revised classification for all periods.
§ Less than 0.5%.

Revenues by Product line
(Unaudited)

	Nine Months Ended September 30,		Percentage Change
	2014	2013	2014 - 2013
	U.S. $ in millions

Generic Medicines	$7,345	$7,222	2%
API	546	552	(1%)
Specialty Medicines	6,317	6,174	2%
CNS	4,124	4,082	1%
Copaxone®	3,116	3,186	(2%)
Azilect®	320	273	17%
Nuvigil®	283	244	16%
Oncology	845	736	15%
Treanda®	541	532	2%
Respiratory	705	710	(1%)
ProAir®	358	315	14%
Qvar®	209	239	(13%)
Women's Health	389	376	3%
Other Specialty	254	270	(6%)
All Others	1,442	1,488	(3%)
OTC	768	849	(10%)
Other Revenues	674	639	5%
Total	$15,104	$14,884	1%

We recently changed the classification of certain of our products.
The data presented has been conformed to reflect the revised classification for all periods.

2014 Non-GAAP Guidance - Exclusive Copaxone® Scenario
	Original Guidance	Updated Guidance*
	December 2013	October 2014
Net revenues ($B)	19.9 - 20.8	20.0 - 20.3
Gross profit (%)	58% - 60%	59% - 60.5%
R&D expenses ($B)	1.3 - 1.45	1.4
S&M expenses ($B)	4.0 - 4.1	3.7 - 3.8
G&A expenses ($B)	1.2	1.2
Operating income ($B)	5.35 – 5.65	5.65 - 5.75
Finance expenses ($M)	310 - 350	310 - 330
Tax (%)	19% - 20%	19% - 20%
Number of shares (M)	840 - 850	856 - 862
EPS ($)	4.80 – 5.10	5.00 - 5.10
Cash flow from operations ($B)	3.0	4.5

* The introduction of AB-rated generic competition to Copaxone® could reduce operating income by $40-50 million per month.

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR Contacts:
Kevin C. Mannix, United States, 215-591-8912
Ran Meir, United States, 215-591-3033
Tomer Amitai, Israel, 972 (3) 926-7656
or
PR Contacts:
Iris Beck Codner, Israel, 972 (3) 926-7246
Denise Bradley, United States, 215-591-8974